REG TECHNOLOGIES INC.
#240 – 11780 Hammersmith Way
Richmond, BC V7A 5E9

NOTICE OF ANNUAL GENERAL MEETING

TO THE MEMBERS:

NOTICE IS HEREBY GIVEN that the annual general meeting of REG TECHNOLOGIES INC. (the "Company") will be held at The River Club, 11111 Horseshoe Way, Richmond, B.C., V7A 4Y1, on Thursday, October 11th, 2007 at 10:00 o'clock a.m. (Vancouver time) to transact the usual business of an annual general meeting and for the following special purposes:

1.	to receive and consider the audited financial statements of the Company, together with the auditor's report thereon, for the fiscal year ended April 30, 2007;
2.	to elect directors to hold office until the next annual general meeting of the Company;
3.	to appoint an auditor for the Company to hold office until the next annual general meeting of the Company and to authorize the directors to fix the remuneration to be paid to the auditor;
4.

to ratify, approve and adopt the Company’s Stock Option Plan (the “Plan”) authorizing the issuance of up to 10% of the Company’s common shares issued and outstanding from time to time, to directors, officers, employees, consultants and other insiders of the Company, in accordance with the policies of the TSX Venture Exchange and upon terms and conditions subject to the approval of the TSX Venture Exchange and to approve the exercise or downward repricing of any options granted to insiders with the pertinent terms and conditions set forth in the accompanying Information Circular;

5.

disinterested shareholders will be asked to approve an ordinary resolution to approve the exercise and downward repricing of any options granted to insiders in compliance with the policies of the TSX Venture Exchange; and

6.	to transact such further or other business as may properly come before the meeting and any adjournment or adjournments thereof.

Accompanying this Notice of Meeting is an Information Circular, Instrument of Proxy, and an Annual Return Card. The Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice.

Shareholders of the Company who are unable to attend the meeting in person are entitled to and are requested to complete, sign and date the enclosed Instrument of Proxy and to mail it or deposit it with Computershare Investor Services Inc., at Proxy Dept., 100 University Avenue 9th Floor, Toronto, Ontario M5J 2Y1. In order to be valid and acted upon at the meeting, Instruments of Proxy must be signed by the registered shareholder or by his or her attorney authorized in writing, or, if the registered shareholder is a corporation, by an officer or director thereof as an authorized signatory. The completed instrument of proxy must be received at the aforesaid address not less than 48 hours before the time set for the holding of the meeting or any adjournment thereof.

The Company has fixed the close of business on the 23rd day of August, 2007 as the record date for the determination of shareholders who are entitled to receive notice of the annual general meeting of shareholders. The transfer books of the Company will not be closed. Only shareholders of the Company of record as at that date are entitled to receive notice of and to vote at the meeting.

DATED at Richmond, British Columbia, this 20th day of August , 2007.

By Order of the Board of

REG TECHNOLOGIES INC.

“John G. Robertson”
JOHN G. ROBERTSON,
President and Director